Exhibit 1.01

St. Jude Medical, Inc.

Conflict Minerals Report for the Year Ended December 31, 2014

Background

This Conflict Minerals Report of St. Jude Medical, Inc. (referred to herein as “St. Jude Medical,” “we,” “us,” or “our”) for the reporting period of January 1, 2014 through December 31, 2014 has been prepared pursuant to Rule 13p-1 and Form SD (the “Conflict Minerals Rule”) promulgated under the Securities Exchange Act of 1934.

The Conflict Minerals Rule requires public companies to disclose whether the products they manufacture or contract to manufacture contain “conflict minerals” that are “necessary to the functionality or production” of those products.  Conflict minerals refer to: (i) (a) columbite-tantalite or coltan, the metal ore from which tantalum is extracted, (b) cassiterite, the metal ore from which tin is extracted, (c) wolframite, the metal ore from which tungsten is extracted, and (d) gold (commonly referred to collectively as “3TG”); or (ii) any other mineral or its derivatives determined by the U.S. Secretary of State to be financing conflict in the Democratic Republic of the Congo or an adjoining country (collectively, the “Covered Countries”).

St. Jude Medical’s operations may at times include manufacturing, or contracting to manufacture, products for which 3TG minerals are necessary to the functionality or production of those products.  As required by the Conflict Minerals Rule, we have conducted a good faith reasonable country of origin inquiry (“RCOI”) regarding the 3TG minerals included in our products during the 2014 reporting period to determine whether any such minerals originated in the Covered Countries and/or whether any of minerals may be from recycled or scrap sources.  Where applicable, we have conducted additional due diligence regarding the sources of the 3TG minerals.  The results of our good faith RCOI regarding the 3TG minerals, as well as our additional due diligence regarding the sources of such minerals, are contained in this report.  Our Form SD, this report and our Conflict Minerals Policy (adopted in May 2014) are publicly available at www.sjm.com. The content on any web site referred to in this report is not incorporated by reference into this report unless expressly noted.

Our Company and Our Products

St. Jude Medical develops, manufactures and distributes cardiovascular medical devices for the global cardiac rhythm management, cardiovascular and electrophysiology therapy areas and neurostimulation medical devices for the management of chronic pain and movement disorders.

The principal product categories that we manufactured or contracted to manufacture and analyzed for purposes of this report include tachycardia implantable cardioverter defibrillator systems, bradycardia pacemaker systems, neurostimulation products (spinal cord and deep brain stimulation devices), vascular products (pressure measurement guidewires, optical coherence tomography imaging products, vascular closure products, vascular plugs and other vascular accessories), structural heart products (heart valve replacement and repair products and structural heart defect devices) and electrophysiology products (electrophysiology introducers and catheters, advanced cardiac mapping, navigation and recording systems and ablation systems).

Our Conflict Minerals Due Diligence Process

We designed our due diligence measures, which are described below, to conform, in all material respects, with the Organisation for Economic Co-operation and Development (the “OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and the related Supplements (the “OECD Guidance”).

1.                                    Company Management Systems

Beginning in 2013, St. Jude Medical initiated a comprehensive process to comply with the Conflict Minerals Rule and took steps to establish in our supply chain due diligence measures and internal controls with respect to 3TG minerals.  In 2014 we maintained our interdisciplinary, cross-functional team and continued to provide management support and resources to that team, to implement our ongoing compliance efforts.  Our supply chain due diligence process is based on the due diligence tools developed by the Conflict-Free Sourcing Initiative (“CFSI”), including a supplier survey using the CFSI’s Conflict Minerals Reporting Template (the “Template”), which is designed to identify the smelters and refiners that process the conflict minerals in a company’s supply chain. We also maintained a company-level grievance mechanism, through our Business Integrity HelpCenter, which enables employees and others to report concerns, including any concerns regarding our conflict minerals supply chain.

In May 2014, we adopted a conflict minerals policy, which is publicly available on our website at www.sjm.com.  This policy describes our commitment to supply chain transparency and responsible sourcing of 3TG minerals and our expectation that our suppliers implement conflict minerals compliance programs and provide us with declarations regarding the origin of the conflict minerals in the products and parts they supply to us.

As a “downstream” original equipment manufacturer (“OEM”), we have no direct relationships or contacts with mine operators or the smelters or refineries that process minerals which may ultimately be incorporated into St. Jude Medical’s products.  Similarly, St. Jude Medical is several tiers removed in the supply chain from mining and smelting activity.  As a result, we must rely on our direct suppliers (“Tier 1 suppliers”) to provide us with information regarding the 3TG minerals contained in the products and materials they supply to us; and our Tier 1 suppliers, in turn, must rely on information provided to them by their suppliers.  Accordingly, and consistent with OECD Guidance, we worked with our Tier 1 suppliers to obtain information on the origin and sourcing of any 3TG minerals contained in items that such Tier 1 suppliers sold to us.

2.                                    Identification and Assessment of Supply Chain Risks

Our efforts to improve supply chain transparency and identify risks within our supply chain associated with 3TG minerals are ongoing.  We continued to use a risk-based approach to evaluate responses from our Tier 1 suppliers for plausibility, consistency, and gaps, both in terms of which items were stated to contain or not contain 3TG minerals and the origin of those minerals.

Based on responses from the 2013 reporting period and additional review and analysis by our supply chain organization, we identified 394 Tier 1 suppliers, for the 2014 reporting period, who supplied products, components, assemblies or sub-assemblies that may contain 3TG minerals to St. Jude Medical, and initiated a supply chain survey process with respect to such minerals.  We provided each of these Tier 1 suppliers with an instructional letter along with the Template, which was developed to facilitate disclosure and communication of information regarding smelters and refineries that provide material into a company’s supply chain.  The survey includes questions regarding a company’s conflict minerals policy, engagement with its direct suppliers with respect to 3TG minerals sourcing and use, and the smelters and refineries from whom the company or its suppliers may procure 3TG minerals.

Approximately 216 Tier 1 suppliers responded to our CFSI survey.  We created a database to organize the information received through our Tier 1 suppliers’ survey responses and reviewed the responses for accuracy and completeness and assessed what steps the Tier 1 suppliers had undertaken to analyze their own supply chains and vendors with respect to the use and sourcing of 3TG minerals.  We compared the list of smelters and refiners reported by Tier 1 suppliers against the list of designated conflict-free smelters and refiners published by the CFSI’s Conflict-Free Smelter Program.  In addition, we established an escalation process for, and sent follow up letters to, all previously identified Tier 1 suppliers who had not responded to the survey and also followed up with certain suppliers whose responses were unclear or incomplete through telephone interviews and email correspondence.

3.                                    Strategy to Respond to Identified Risks

Because we are a downstream OEM company with over 1,500 Tier 1 suppliers, and due to our relative location within the supply chain, several tiers removed from the extraction, transport and refinement of ore, it is difficult for us to trace minerals back to their country of origin.  We continued to develop and execute processes to identify suppliers that potentially provide materials and components that contain 3TG minerals and to conduct due diligence on our supply chain, including a risk-based evaluation of our suppliers’ responses.  We also continued our supplier communications and outreach to improve the quality and accuracy of information from our Tier 1 suppliers.  In addition, we have begun incorporating contractual requirements relating to conflict minerals reporting and compliance into our supply chain contracts and terms and conditions.

4.                                    Independent Third Party Audit of Smelters’ and Refiners’ Due Diligence Practices

As discussed above, we do not have direct relationships with smelters or refineries, and we do not perform direct audits of these entities’ supply chains.  However, we support the development and implementation of independent third party audits of smelters’ and refiners’ sourcing, such as the CFSI’s Conflict-Free Smelter Program.

5.                                    Report on Supply Chain Due Diligence

We report on our supply chain due diligence through this and future reports on Form SD.  Our reports on Form SD are publicly available at www.sjm.com and meet the OECD guidelines, which recommend we report annually on our supply chain due diligence.  In addition, our conflict minerals policy is also available publicly at www.sjm.com.

Our Due Diligence Results

55 of the Tier 1 suppliers we surveyed represented to us, through their CFSI survey responses, that the 3TG minerals in the products they supplied to St. Jude Medical did not originate in the Covered Countries or that the 3TG minerals in the products they provided to St. Jude Medical were sourced through smelters or refineries that have received a conflict-free designation from the CFSI’s Conflict-Free Smelter Program or have been certified by a similar assessment program.  However, many of the survey responses we received indicated that the supplier had not completed due diligence with respect to its supply chain or that it could not determine the origin of the 3TG minerals in products they provided to St. Jude Medical or the facilities that processed those minerals.  In addition, for the 2014 reporting period, our Tier 1 suppliers, in their survey responses, identified over 250 smelters in their respective supply chains.  However, many of our suppliers provided their responses at a company-wide level, rather than at a level specific to the materials and components they supplied to us.  For 3TG minerals sourced from these suppliers, we were unable to determine which, if any, of the smelters listed in their responses were the actual source of 3TG minerals in the materials or components the supplier provided to St. Jude Medical.

Accordingly, due to the number of Tier 1 suppliers who did not respond to our CFSI survey and our follow-up outreach efforts, and the relatively large number of Tier 1 suppliers who informed us they had not completed their own due diligence with respect to their supply chain or that they could not determine the origin of 3TG minerals in products they supplied to us or tie such minerals back to the products they supplied to St. Jude Medical, we do not have sufficient information regarding the smelters and refiners that processed the 3TG minerals in our products in order to conclusively determine whether those minerals originated in the Covered Countries or came from recycled or scrap sources, or to conclusively determine the countries of origin of those minerals or the facilities used to process them.

Future Steps to Mitigate Risk

We intend to take the following steps with respect to our due diligence to further mitigate the risk that the 3TG minerals in our products could benefit armed groups in the Covered Countries: (i) continue to assess our product portfolio for potential inclusion of 3TG minerals and conduct good faith RCOI and related due diligence with respect to those products; (ii) integrate any new Tier 1 suppliers that enter St. Jude Medical’s supply chain into our RCOI and due diligence process; (iii) continue to engage with our Tier 1 suppliers concerning due diligence and reporting obligations with respect to conflict minerals and provide them with or refer them to educational materials and resources; (iv) continue to engage with suppliers that provided incomplete or uncertain information or that did not respond to the supplier survey; and (v) continue to compare the list of smelters identified through our good faith RCOI and related due diligence process to the evolving lists of smelters who have been designated as “conflict free” through independent “conflict free” smelter designation programs and encourage our suppliers to implement measures in their supply chains to use validated conflict-free smelters.